October 15, 2018

John Fitzgerald
President and Chief Executive Officer
Kingsway Financial Services Inc.
45 St. Clair Avenue West, Suite 400
Toronto, Ontario, Canada M4V 1K9

       Re: Kingsway Financial Services Inc.
           Registration Statement on Form S-4
           Filed September 28, 2018
           File No. 333-227577

Dear Mr. Fitzgerald:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Where You Can Find More Information, page 37

1. The aggregate market value of your common equity held by non-affiliates appears to be below the minimum public float requirements of General Instruction I.B.1 of Form S-3.
       As such, it appears you are not eligible to incorporate information by reference. Please amend your registration statement to include the required information within the filing, or alternatively, advise us why you believe you are eligible to incorporate by reference.
2.     Please revise your filing to include the information listed below:
         Audited financial statements covering each of the three years in the period ended
 John Fitzgerald
Kingsway Financial Services Inc.
October 15, 2018
Page 2
          December 31, 2017 that are recast to retrospectively reflect your discontinued
          operations resulting from the pending sale of your Insurance segment consistent with the guidance in ASC 205-10-45-3.
          Revised selected financial data for each of the five years in the period ended
          December 31, 2017 that are recast to retrospectively reflect your Insurance segment as discontinued operations.
          Revised results of operations discussions in Management's Discussion and Analysis covering each of the three years in the period ended December 31, 2017 that appropriately retrospectively reflects your Insurance segment as a discontinued
          operation.

      In addition, ensure that the disclosure and classification revisions promised in response to our previous comments in connection with our review of your Form 10-K for the fiscal year ended December 31, 2017 and Forms 10-Q for the quarterly periods ended March 31 and June 30, 2018 are reflected in your recasted financial statements. General

3. We note that there are outstanding comments on your Form 10-K for the fiscal year ended
      December 31, 2017, and your Form 10-Qs for the quarters ended March 31, 2018 and
      June 30, 2018. Please be advised that we will not be in a position to declare your registration statement effective until all comments on your Exchange Act filings are resolved.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Mark Brunhofer at 202-551-3638 or Jim Rosenberg at 202-551-3679 if
you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joe McCann at 202-551-6262 with any other questions.



                                                            Sincerely,
FirstName LastNameJohn Fitzgerald
                                                            Division of
Corporation Finance
Comapany NameKingsway Financial Services Inc.
                                                            Office of
Healthcare & Insurance
October 15, 2018 Page 2
cc:       Eric Orsic
FirstName LastName